Exhibit 3.1

State of Indiana
Office of the Secretary of State

Certificate of Amendment
of
SPRINGLEAF FINANCE CORPORATION

I, CONNIE LAWSON, Secretary of State, hereby certify that Articles of Amendment of the above Domestic For-Profit Corporation have been presented to me at my office, accompanied by the fees prescribed by law and that the documentation presented conforms to law as prescribed by the provisions of the Indiana Code.

The name following said transaction will be:

ONEMAIN FINANCE CORPORATION

NOW, THEREFORE, with this document I certify that said transaction will become effective
Wednesday, July 01, 2020.

In Witness Whereof, I have caused to be affixed my signature and the seal of the State of Indiana, at the City of Indianapolis, June 22, 2020

/s/CONNIE LAWSON
CONNIE LAWSON
SECRETARY OF STATE

To ensure the certificate’s validity, go to https://bsd.sos.in.gov/PublicBusinessSearch